Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Genco Reports Results for Third Quarter Ended September 30, 2008

November 17, 2008 – Vancouver, BC – Genco Resources Ltd. (TSX: GGC) reports results for the third quarter ended September 30, 2008, and the results of mine operations for the same period.

Financial Overview

  Sales for the third quarter of 2008 were $1,788,877 - down 6% from the same period of 2007. For the nine months ended September 30, 2008, sales were $6,125,063 - up 12% from the same period of 2007.

  Gross profit for the third quarter of 2008 was $554,095 - down 45% from the same period of 2007. For the nine months ended September 30, 2008 gross profit was $1,221,832 - down 51% from the same period of 2007.

  Investment in exploration, new mine development and equipment totalled $11,502,364 during the nine month period ended September 30, 2008.

Summary Financial and Operational Results

	Three month period ended September 30		Nine month period ended September 30
	2008	2007	2008	2007
Sales	$1,788,877	$1,894,089	$6,125,063	$5,475,664
Gross Profit	$554,095	$1,003,312	$1,221,832	$2,518,073
Net loss	$721,807	$578,583	$3,049,950	$2,178,755
Loss per share	$0.02	$0.02	$0.08	$0.08
Average shares fully diluted	41,436,222	39,319,259	41,097,286	31,927,955

Tonnes milled per day	300	144	242	173
eAg ounces sold	128,694	149,712	408,678	408,854
Silver sales (ounces)	90,268	63,364	285,133	213,945
Gold sales (ounces)	677	1,608	2,305	3,827
Average realized silver price	US$15.17	US$12.72	US$16.69	US$13.15
Average realized gold price	US$860.83	US$682.90	US$894.54	US$669.76

When compared with 2007, sales in the third quarter decreased mainly because of 1) lower silver and gold grades, and 2) a revised third-party treatment contract, which pays on a lower percentage of the contained silver and gold in concentrate. Gross profit declined because of higher operating costs largely due to increased energy costs, increased treatment charges and production solely from underground operations.

As shown in the summary financial results, the net loss was higher for both the three and nine month periods of 2008. The main reasons for the higher loss were lower gross profits and expenses related to the June 2008 proxy dispute. Partially offsetting these factors was a gain resulting from a fair value adjustment on bonuses payable.

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Genco Resources Ltd. Suite 550 – 999 W. Hastings Street Vancouver, BC Canada V6C 2W2 TSX: GGC	T (604) 682-2205 F (604) 682-2235 www.gencoresources.com info@gencoresources.com

Additional information is disclosed in the Management’s Discussion and Analysis and the complete financial statements and notes for the third quarter of 2008. These documents are available online at www.sedar.com.

About Genco Resources Ltd.

Genco’s core asset is the producing La Guitarra silver/gold mine, which is located in the Temascaltepec Mining District of Mexico. La Guitarra mine currently consists of two underground operation centres---La Guitarra and San Raphael---and a flotation mill with a proven capacity of 320 tonnes per day. Genco believes significant potential exists to expand production within the 39,714 hectares of mining concessions it currently owns or leases in the Temascaltepec Mining District.

For further information, please contact:

Wayne Moorhouse
Vice President, Finance
Telephone: (604) 682-2205
wmoorhouse@gencoresources.com

This news release may contain certain forward-looking statements that involve risks and uncertainties such as statements of the Company’s plans, objectives, strategies, expectations, and intentions. The words “may”, “would”, “could”, “will”, “intend”, “plan”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the Company, or its management, are intended to identify such forward-looking statements. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including those factors discussed below and in filings made with the Canadian securities regulatory authorities. Should one or more of these risk factors or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. The Company does not intend, and does not assume any obligation to update these forward-looking statements.

The Toronto Stock Exchange has not reviewed the contents of this release and does not accept responsibility for the accuracy of the contents of this release.

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